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Norampac Announces its Refinancing

Montreal, Quebec, May 22, 2003 - Norampac Inc. has recently undertaken a series of transactions to refinance substantially all of its outstanding credit facilities and credit lines. More specifically, Norampac agreed to sell US$250 million aggregate principal amount of its Senior Notes due 2013 in a private placement pursuant to Section 4(2), Rule 144A and Regulation S under the Securities Act of 1933. The Notes will bear interest at a rate of 6-3/4% per annum. The private placement is expected to close on May 28, 2003. The Company is also entering into a new CAD$350 million five-year revolving credit facility expected to close on the same day.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security. The Notes have not been and will not be registered under the Securities Act of 1933, as amended, or applicable state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The statements in this press release regarding the timing of the proposed private placement and its terms are forward-looking statements that involve risks and uncertainties including, but not limited to, market conditions and the price and market for the securities to be offered.

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Information:

Anne-Marie Gagné
Manager, Communications
Norampac Inc.
(514) 284-9873
anne-marie_gagne@norampac.com

Source:

Marc-André Dépin Executive Vice-President Norampac Inc. (514) 282-2607 marc_andre_depin@norampac.com	Charles Smith Vice President and Chief Financial Officer Norampac Inc. (514) 282-2615 charles_smith@norampac.com